Form 40-F
period 2021-11-30
Valens Company, Inc.
filed 2022-02-28
CIK 1859902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2021	Commission File Number 001-41080

The Valens Company Inc.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

2833

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

230 Carion Road

Kelowna, British Columbia, Canada V4V 2K5

(778) 755-0052

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005

Telephone: (212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	VLNS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of November 30, 2021: 67,832,544 Common Shares, no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares is financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

The Valens Company Inc. (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including any documents incorporated by reference into this Annual Report, contains forward looking statements and forward-looking information within the meaning of applicable Canadian and United States securities laws (such forward looking statements and forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this Annual Report. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “trends”, “potential”, “future”, “forecasts”, “indications”, “estimates”, “predicts”, “to establish”, “believes”, “ability to”, or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: unavailability of financing, changes in domestic and international government regulation, general economic condition, general business conditions, limited time being devoted to business by directors, escalating professional fees, escalating transaction costs, competition, fluctuation in foreign exchange rates, stock market volatility, unanticipated operating events and liabilities inherent in industry. Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive. Forward-looking statements are not guarantees of future performance and are inherently uncertain. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which such management believes to be reasonable based on information available at the time such statements were made. Certain forward-looking statements relating to medical and recreational cannabis, extracts, domestic and international markets and regulation, the general expectations of the Company related thereto, and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available government sources, as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry that the Company believes to be reasonable. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation, related to the following: cannabis regulatory risks; risks relating to the regulation of hemp in the United States; United States entry restrictions; the uncertainties, effects of and responses to the novel coronavirus disease (“COVID-19”) pandemic; reliance on Canadian licences; reliance on Australian licences; the illegality of cannabis under federal law in the United States; catastrophic events; competition; the recent development of the cannabis industry and market in Canada; price compression in the cannabis industry; maturation of the cannabis market; dependence on supply of cannabis and reliance on other key inputs; material weakness in the Company’s internal control over financial reporting; financial risk factors; liquidity and additional financing; market price of securities; credit and liquidity risk; dependence on senior management and key personnel; sufficiency of insurance; general business risk and liability; regulation of the cannabis industry; change in laws, regulations and guidelines; compliance with laws; foreign operations; reliance on a limited number of facilities; limited operating history; TSX and Nasdaq continued listing requirements; vulnerability to rising energy costs; environmental regulation and risks; conflicts of interest; unfavourable publicity or consumer perception; product liability; risks related to intellectual property; cybersecurity and privacy risks; anti-money laundering laws and regulation risks; anti-bribery law violations; product recalls; client acquisitions; difficulties with forecasts; management of growth; litigation; dividends; limited market for securities; currency risk; the sale of the common shares that may have an adverse effect on the market price of the common shares; United States public company compliance efforts; foreign private issuer status under United States securities laws; loss of foreign private issuer status under United States securities laws; and emerging growth company status under United States securities laws, which are outlined in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended November 30, 2021, attached hereto as Exhibit 99.1 (the “AIF”). In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The global pandemic related to the COVID-19 pandemic could have a particularly significant, detrimental and unpredictable effect on forward-looking statements and has cast uncertainty on each of the assumptions upon which these forward-looking statements are based. There can be no assurance that they continue to be valid. The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business remain unknown at this time. In addition, management cannot predict how businesses and consumers will respond once physical-distancing measures are lifted or relaxed across Canada and internationally. The list of risk factors set out in this Annual Report and the AIF is not exhaustive of the factors that may affect any forward-looking statements of the Company.

The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements were reasonable as of the time such forward-looking statements were made, it can give no assurance that such expectations will prove to have been correct. The Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and the audit is subject to Canadian auditing and auditor independence standards.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on November 30, 2021 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2792.

ANNUAL INFORMATION FORM

The Company’s AIF is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended November 30, 2021 and 2020, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A dated February 28, 2022 for the year ended November 30, 2021 (the “2021 MD&A”), is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15(b) of the Exchange Act, the Company has evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this MD&A. Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in reports that the Company files under the Exchange Act is accumulated and communicated to the Company’s management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported.

Based upon the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of November 30, 2021, at the reasonable assurance level due to the material weaknesses described under “Management’s Assessment on Internal Control Over Financial Reporting” in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein. As a result of the material weaknesses identified, the Company performed additional analysis and other post-closing procedures. Notwithstanding this material weaknesses, management has concluded that the consolidated financial statements for the year ended November 30, 2021 present fairly, in all material respects, the financial position of the Company at November 30, 2021 and its financed performance and its cash flows for the year then ended in conformity with IFRS and our external auditors have issued an unqualified opinion on our consolidated financial statements as of and for the year ended November 30, 2021.

Management’s Annual Report on Internal Control over Financial Reporting

The information provided in the section entitled “Internal Controls Over Financial Reporting” in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

The information provided in the section entitled “Internal Controls Over Financial Reporting” in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Mr. Drew Wolff, the chair of the Company’s audit committee, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that Mr. Wolff is also independent, as that term is defined in the corporate governance requirements of the Nasdaq Capital Market (“Nasdaq”). The Commission has indicated that the designation of Mr. Wolff as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “External Auditor Fees” contained in the AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The Company’s audit committee has adopted specific policies and procedures for the engagement of non-audit services provided by its external auditors. The Company’s external auditors are prohibited from performing certain types of non-audit services. With respect to tax compliance, tax advice or tax planning services, the Chief Financial Officer of the Company is authorized to consult with the Chair of the audit committee, who shall have the authority, subject to confirmation that such services will not compromise the independence of the Company’s external auditors, to approve or disapprove, on behalf of the audit committee, such non-audit services. All other non-audit services shall be approved or disapproved by the audit committee as a whole. The Chief Financial Officer of the Company shall maintain a record of non-audit services approved by the Chair of the audit committee and the audit committee for each fiscal year and provide a report to the audit committee no less frequently than on a quarterly basis.No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

CODE OF ETHICS

The Company has adopted a Code of Business Ethics and Conduct that applies to directors, officers and employees of the Company and, where applicable, of all wholly owned subsidiaries (the “Code”). The Code is posted on the Company’s website at www.thevalenscompany.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All amendments to and waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended November 30, 2021, the Company did not amend, waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of November 30, 2021, information with respect to the Company’s known contractual obligations:

	Payments due by period (in thousands)
Contractual Obligations	Total (C$)	Less than 1 year (C$)	1-3 years (C$)	3-5 years (C$)	More than 5 years (C$)
Term Loan	9,750	5,250	4,500	—	—
Lease Obligations (all leases on balance sheet per IFRS)	6,416	1,624	2,557	1,040	1,196
Purchase Obligations	8,386	3,876	3,608	902	—
Contractual Obligations(1)	9,554	1,911	5,095	2,548	—
Total	34,105	12,660	15,760	4,489	1,196

(1)	Consists of royalty payments due in connection with certain technology licensed by the Company from a third party.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended November 30, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not Applicable.

CORPORATE GOVERNANCE PRACTICES

There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under the Nasdaq Corporate Governance Requirements. A summary of the significant differences can be found on the Company’s website at www.thevalenscompany.com.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description
99.1	Annual Information Form dated February 28, 2022 for the fiscal year ended November 30, 2021
99.2	Audited Consolidated Financial Statements for the year ended November 30, 2021
99.3	Management’s Discussion and Analysis dated February 28, 2022 for the year ended November 30, 2021
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 28th day of February, 2022.

THE VALENS COMPANY INC.

	By:	/s/ A. Tyler Robson
Name: A. Tyler Robson
Title: Chief Executive Officer and Director